UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A

              Rule 13e-3 Transaction Statement under Section 13(e)
                          of the Securities Act of 1934
                                (Amendment No. 3)

                            First Banks America, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                First Banks, Inc.
                            First Banks America, Inc.
                           FBA Acquisition Corporation
                                James F. Dierberg
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    31928N10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Allen H. Blake
                                First Banks, Inc.
                        600 James S. McDonnell Boulevard
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

                                    Copy to:
                                 John S. Daniels
                    6440 North Central Expressway, Suite 503
                               Dallas, Texas 75206
                                 (214) 368-9405

       This Statement is filed in connection with (check the appropriate box):

       1. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101 or Rule 13e(c) (ss.240.13e-3(c) under the Securities Exchange Act of 1934 ("the Act").
       2.  [ ] The filing of a registration statement under the Securities
                Act of 1933.
       3.  [ ] A tender offer.
       4.  [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (1) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
        ------------------------------------------------------------------------

        Transaction valuation*                            Amount of filing fee
        ------------------------------------------------------------------------
        Transaction  valuation is $32,381,446.62.  Fee
        was  calculated  based upon $92.00 per million        $2,979.09
        of value of the securities being acquired.
        ------------------------------------------------------------------------

           * Set forth the amount on which the filing fee is calculated and state how it was determined.

           [X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1. Amount Previously Paid: $2,979.09
                           -----------------------------------------------------
2. Form or Registration No: Schedule 13E-3
                            ----------------------------------------------------
3. Filing Party: First Banks, Inc.
                 ---------------------------------------------------------------
4. Date Filed: October 8, 2002
               -----------------------------------------------------------------

                                 JOHN S. DANIELS
                                 ATTORNEY AT LAW
                          6440 NORTH CENTRAL EXPRESSWAY
                                    SUITE 503
                               DALLAS, TEXAS 75206
                                 (214) 368-9405



                                December 6, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re: Amendment No. 3 to Schedule 13E-3 filed by First Banks, Inc., First Banks America, Inc., FBA Acquisition Corporation and James F. Dierberg

Ladies and Gentlemen:

Enclosed on behalf of First Banks, Inc., First Banks America, Inc. ("FBA"), FBA Acquisition Corporation and James F. Dierberg is Amendment No. 3 to Schedule 13E-3 relating to a proposed merger in which First Banks, Inc. proposes to acquire all of the outstanding stock of First Banks America, Inc. FBA is also filing its definitive proxy statement for the same transaction today. The filing fee reflected on the cover sheet was previously paid in accordance with Commission procedures.

If you require additional information regarding this filing, please contact the undersigned at (214) 368-9405.


                                                 Sincerely,



                                                 /s/ John S. Daniels
                                                 -------------------
                                                     John S. Daniels

                                  Introduction

              This Amendment No. 3 to Schedule 13E-3 amends and supplements the Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on October 8, 2002, Amendment No. 1 to Schedule 13E-3 filed with the SEC on November 19, 2002, and Amendment No. 2 to Schedule 13E-3 filed with the SEC on November 26, 2002 (as amended and supplemented, the "Schedule 13E-3"), by First Banks, Inc., a Missouri Corporation ("First Banks"), First Banks America, Inc., a Delaware corporation which is the subject company of the transaction contemplated hereby ("FBA"), FBA Acquisition Corporation, a Delaware corporation organized and wholly-owned by First Banks solely for the purpose of engaging in the transaction ("FBA Acquisition") and James F. Dierberg. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated September 23, 2002, by and among First Banks, FBA Acquisition and FBA (the "Merger Agreement"), pursuant to which FBA Acquisition will be merged with and into FBA, with FBA as the surviving corporation.

              Concurrently with the filing of this Schedule 13E-3, FBA is filing with the SEC its definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, relating to the annual meeting of stockholders of FBA at which the Merger will be voted on. A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A.

              The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Schedule l3E-3. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

              Except as amended hereby, the responses set forth in the original
Schedule 13E-3 filed on October 8, 2002, Amendment No. 1 to Schedule 13-E3 filed on November 19, 2002, and Amendment No. 2 to Schedule 13-E3 filed on November 26, 2002, are reaffirmed by all of the filing persons.

Item 16.      Exhibits.
              (Regulation M-A Item 1016)

              (a)(2) Definitive Proxy Statement and proxy card, including the appendices thereto (filed by FBA concurrently with this Amendment No. 3 to Schedule 13E-3) is incorporated by reference herein.

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           FIRST BANKS, INC.



Date: December 6, 2002                     By:  /s/  Allen H. Blake
                                               ---------------------------------
                                                     Allen H. Blake
                                                     President


                                           FIRST BANKS AMERICA, INC.



Date: December 6, 2002                     By:  /s/  Terrance M. McCarthy
                                               ---------------------------------
                                                     Terrance M. McCarthy
                                                     Executive Vice President


                                           FBA ACQUISITION CORPORATION



Date: December 6, 2002                     By:  /s/  Lisa K. Vansickle
                                               ---------------------------------
                                                     Lisa K. Vansickle
                                                     President



Date: December 6, 2002                     By:  /s/  James F. Dierberg
                                                --------------------------------
                                                     James F. Dierberg